UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K    ☐Form 20-F    ☐Form 11-K    ☐Form 10-Q    ☐Form N-SAR    ☐Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: Allied Esports Entertainment, Inc.

Former name if applicable: _______________________

Address of principal executive office (Street and number): 745 Fifth Avenue, Suite 500

City, State and zip code: New York, NY 10151

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In 2021, the Company sold its World Poker Tour business (the “WPT”) to a third party. The Company’s auditors have requested the verification of certain information related to the operations of WPT prior to the sale as part of the preparation of the Annual Report on Form 10-K for the year ended December 31, 2021, which the Company is coordinating with WPT to provide as expeditiously as possible. As a result, such Form 10-K cannot be filed within the prescribed time period, and will be filed on or before the 15th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Roy Anderson	(646)	768-4241
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒  No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change:

Revenues from continuing operations in 2021 are expected to be $5.0 million, compared to $3.2 million in 2020. Net loss from continuing operations in 2021 is anticipated to be $14.8 million compared to $45.8 million for 2020. Consolidated net income for 2021 is anticipated to be $64.5 million, compared to a consolidated net loss of $45.1 million in 2020. The foregoing result from, among other things, the sale of the WPT business on July 12, 2021, and no impairment charges in 2021 compared to impairment charges of $6.1 million on an investment in unconsolidated affiliate and $5.6 million on property and equipment in 2020.

Allied Esports Entertainment, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2022	By:	/s/ Roy Anderson
Roy Anderson
Chief Financial Officer

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